

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp
477 Madison Avenue
New York, NY 10022

>   **Re: Concord Acquisition Corp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 4, 2022**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2021**
>   **Filed September 1, 2022**
>   **File No. 001-39770**

Dear Mr. Tuder:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction